QuickLinks -- Click here to rapidly navigate through this document

Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	20,958	20,572	20,878	20,297

Net income available to common shareholders	$9,838	$11,076	$28,894	$28,718

Net income per share-basic	$0.47	$0.54	$1.38	$1.41

NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	20,958	20,572	20,878	20,297
Net effect of dilutive stock options based on the treasury stock method using the average market price	277	376	370	367

Total	21,235	20,948	21,248	20,664

Net income available to common shareholders	$9,838	$11,076	$28,894	$28,718

Net income per share-diluted	$0.46	$0.53	$1.36	$1.39

QuickLinks

  Exhibit 11.0